UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXHIBITS

ITEM
99.1.	Press release dated December 15, 2025 related to the registrant’s 90% acquisition of Profertil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: December 15, 2025	By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer